EXHIBIT 12

Computation of Ratios of Earnings to Fixed Charges

	2004		2003		2002		2001		2000
	(In thousands)
Income before Income Taxes	$265,679		$227,613		$214,743		$191,897		$189,741
Fixed Charges:
Interest Expense	263,501		274,165		322,261		480,240		517,754
1/3 Rent Expense	10,392		9,713		7,816		6,438		5,794

Total Fixed Charges	273,893		283,878		330,077		486,678		523,548
Adjusted Earnings	$539,572		$511,041		$544,820		$678,575		$713,289
Ratio of Earnings to Fixed Charges	1.97	x	1.80	x	1.65	x	1.39	x	1.36	x
Interest or Deposits	$141,120		$139,695		$185,520		$323,499		$359,460
Ratio of Earnings to Fixed Charges excluding interest on deposits	3.00	x	2.58	x	2.49	x	2.18	x	2.16	x

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